SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

KT 2021 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as of Jan st 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3557, 3254, 3564, 5344 Fax : +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 2021 Highlights Financial Revenue Revenue 24,898.0 bn. (YoY + 4.1%) 18,387.4 bn. (YoY + 2.8%) Consolidated KT Separate Operating Operating 1,671.8 bn. (YoY +41.2%) 1,068.2 bn. (YoY +21.6%) Profit Profit Operations Growth by DIGICO transformation Growth by Group restructuring Successful establishment Full-fledged 14 B2B DX models DIGICO • Corporate telephony rev. up YoY +8.6% Capital increase of KRW 1.25 tr. • Cloud/IDC rev. up YoY +16.6% Merger of KTH and KT mhows TELCO Solid growth with quality subs adds Acquisition of HCN·Media Genie • Recorded 5G subs of 6.38 mn Investment in Millie’s Library • Wireless service rev. up YoY +2.3% Shareholder FY2021 DPS KRW 1,910 (YoY +41.5%) return 4

2 DIGICO transformation • B2B+DIGICO revenue portion target to 50% by 2025, which is currently 40% in 2021 (KT Separate, service revenue) TELCO DIGICO Mobile·Broadband·TelephonyMedia·Mobile Platform +1.7% +15.0% B 2 9.18 9.34 1.86 2.14 C tr won tr won tr won tr won B2B 2019 2021 2019 2021 DIGICO 40% Corp. Broadband, Corp. Telephony and etc. AI·IDC·Cloud and etc. B +1.1% +5.6% 2 1.96 1.98 1.93 2.04 B tr won tr won tr won tr won 2019 2021 2019 2021 5

3 2022 Guidance • Sustaining solid revenue stream from Telco B2C • 『DIGICO growth acceleration』 with DX(Digital Transformation) and expansion of new biz. Consolidated KT Separate 19tr. +α 18.4tr. 17.9tr. 26tr. +α 2020 2021 2022(E) 24.9tr. 23.9tr. 16tr. +α 15.5tr. 15.1tr. 2020 2021 2020 2021 2022(E) 2022(E) 6

K-IFRS / 별도기준

4 KT Revenue breakdown change

- Revenue breakdown has been changed for more efficient communication about KT DIGICO strategy
- 4 Business categories by customer and BM - Telco B2C, DIGICO B2C, Telco B2B, DIGICO B2B

As-is

B2C	Wireless
	Broadband
	IPTV
	Telephony
B2B	Corp. Lines*
	Corp IT/Solution**
	AI/DX***
Real estate	
Handset rev.	

To-be

Telco B2C	Wireless
	Broadband
	Telephony
DIGICO B2C	Media
	Mobile Platform
Telco B2B	Corp. Broadband/Data
	Corp. Telephony
DIGICO B2B	Enterprise DX
	Cloud/IDC
	AI/New Biz
	Real estate
Handset rev.	

*Corp. Lines : reclassified to 『Corp. Broadband/Data』

**Corp. IT/Solution : reclassified to 『Enterprise DX』

***AI/DX : reclassified to 『Cloud/IDC』 and 『AI/New Biz』

7

1 2021 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 8

K-IFRS / Consolidated 1 Income Statement • Total revenue increased +4.1% YoY with balanced growth in both Telco and DIGICO business • Operating income increased +41.2% YoY with revenue growth and efficient cost spending (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY Operating Revenue 6,207.3 6,217.4 6,623.6 6.5% 6.7% 23,916.7 24,898.0 4.1% Service Revenue 5,302.5 5,402.4 5,758.1 6.6% 8.6% 20,846.1 21,727.5 4.2% Handset Revenue 904.7 815.0 865.5 6.2% -4.3% 3,070.5 3,170.5 3.3% Operating Expense 6,045.5 5,835.0 6,254.1 7.2% 3.4% 22,732.6 23,226.2 2.2% Operating Income 161.7 382.4 369.4 -3.4% 128.4% 1,184.1 1,671.8 41.2% Margin 2.6% 6.2% 5.6% -0.6%p 3.0%p 5.0% 6.7% 1.7%p Margin* 3.0% 7.1% 6.4% -0.7%p 3.4%p 5.7% 7.7% 2.0%p Non-op. Income/Loss -178.0 97.9 137.9 40.8% Turn Black -209.0 306.6 Turn Black Income before taxes -16.3 480.3 507.2 5.6% Turn Black 975.1 1,978.4 102.9% Net Income 37.2 337.7 424.4 25.7% 1041.1% 703.4 1,459.4 107.5% Margin 0.6% 5.4% 6.4% 1.0%p 5.8%p 2.9% 5.9% 3.0%p EBITDA 1,067.1 1,277.5 1,283.5 0.5% 20.3% 4,818.4 5,279.5 9.6% Margin 17.2% 20.5% 19.4% -1.1%p 2.2%p 20.1% 21.2% 1.1%p ※ OP Margin* = Operating Income/Service Revenue 9

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY Operating Expenses 6,045.5 5,835.0 6,254.1 7.2% 3.4% 22,732.6 23,226.2 2.2% Labor Cost 1,053.8 1,090.0 1,076.1 -1.3% 2.1% 4,123.7 4,215.8 2.2% General Expense 2,440.5 2,447.7 2,601.2 6.3% 6.6% 9,425.1 9,750.6 3.5% - Depreciation 905.4 895.1 914.1 2.1% 1.0% 3,634.3 3,607.6 -0.7% Cost of Service 3,276.7 3,375.3 3.0% 860.6 835.8 987.0 18.1% 14.7% Provided 2,435.8 2,425.7 -0.4% Selling Expense 682.6 582.0 620.9 6.7% -9.0% Cost of Handset 3,471.2 3,458.7 -0.4% 1,008.1 879.4 968.8 10.2% -3.9% sold § Selling Expense (KT Separate) (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY Selling Expense 686.3 622.1 673.9 8.3% -1.8% 2,523.0 2,568.8 1.8% 10

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY Assets 33,662.5 35,831.2 37,159.3 3.7% 10.4% Cash & Cash equivalents 2,634.6 3,088.9 3,019.6 -2.2% 14.6% Liabilities 18,111.1 19,733.7 20,592.1 4.4% 13.7% Borrowings 7,316.3 8,396.1 8,437.7 0.5% 15.3% Equity 15,551.4 16,097.5 16,567.2 2.9% 6.5% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 4,681.7 5,307.2 5,418.1 2.1% 15.7% Debt / Equity 116.5% 122.6% 124.3% 1.7%p 7.8%p Net Debt / Equity 30.1% 33.0% 32.7% -0.3%p 2.6%p 132.8% 127.5% 124.9% 124.3% 122.6% 120.1% 118.7% 117.9% 116.5% Debt/Equity Net Debt/Equity 37.6% 33.0% 32.9% 32.8% 32.4% 32.7% 31.0% 30.1% 29.7% 4Q 19 1Q 20 2Q 20 3Q 20 4Q 20 1Q 21 2Q 21 3Q 21 4Q 21 11

K-IFRS / Separate 4 CAPEX • CAPEX executed KRW 2,855.1 bn in 2021 (Unit: KRW bn) 3,313 3,257 2,872 2,855 2,514 2,397 2,359 2,250 1,977 2013 2014 2015 2016 2017 2018 2019 2020 2021 12

1 2021 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 13

K-IFRS / Separate 1 KT – Telco B2C • Telco B2C revenue up +1.7% YoY with quality subs growth • Wireless revenue up +2.4% YoY with 5G subs portion reaching 45% of handset subscribers (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY Telco B2C 2,286.3 2,343.3 2,335.8 -0.3% 2.2% 9,186.8 9,339.5 1.7% Wireless 1,480.6 1,531.2 1,533.1 0.1% 3.5% 5,952.2 6,092.4 2.4% Broadband 572.1 585.0 574.8 -1.7% 0.5% 2,267.1 2,317.7 2.2% Telephony 233.5 227.2 227.9 0.3% -2.4% 967.5 929.4 -3.9% Wireless Subscribers (Unit: Thousands) Broadband Subscribers (Unit: Thousands) 22,735 22,799 22,621 22,305 22,427 9,455 9,432 9,359 9,276 9,171 3,617 4,402 5,012 5,614 6,373 65.1% 65.5% 64.9% 64.1% 64.5% 14,373 14,335 14,364 14,331 14,163 3,304 3,204 3,069 3,124 3,054 5,332 4,994 5,124 5,201 4,917 4Q20 1Q21 2Q21 3Q21 4Q21 4Q20 1Q21 2Q21 3Q21 4Q21 nd Subscribers % of GiGA ■ 5G■ Handset(5G incl.)■ 2 device /IoT■ MVNO 14

K-IFRS / Separate 2 KT – DIGICO B2C • DIGICO B2C revenue up +5.8% YoY based on media, mobile platform biz. expansion • Media revenue up +6.1% YoY with consistent IPTV subs and platform revenue growth (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY DIGICO B2C 520.1 538.9 537.4 -0.3% 3.3% 2,026.0 2,144.4 5.8% Media 470.6 486.7 485.9 -0.2% 3.2% 1,826.7 1,938.7 6.1% Mobile Platform 49.5 52.3 51.5 -1.4% 4.1% 199.3 205.8 3.3% IPTV Subscriber DIGICO B2C (Unit: Thousands) 9,143 9,122 9,021 IPTV 8,893 8,763 Media Seezn OTT Media and etc. *Finance Platform Mobile **Contents Market Platform IoT 4Q20 1Q21 2Q21 3Q21 4Q21 * Finance Platform : Mobile payment, Authentification, Fintech and etc. ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law ** Contents Market : App market payment, One-store, - Number of KT pay TV subscriber is 8,141,601 in 1H 2021 (6 month average) Contents distribution and etc. 15

K-IFRS / Separate 3 KT – TELCO B2B • Telco B2B revenue up +5.1% YoY with balanced growth from corporate data and telephony • Corporate broadband/data revenue up +3.5% YoY based on data traffic growth (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY Telco B2B 463.6 498.9 500.8 0.4% 8.0% 1,884.7 1,981.2 5.1% Corp. BB/data 313.3 333.3 329.9 -1.0% 5.3% 1,284.1 1,329.2 3.5% Corp. telephony 150.3 165.6 171.0 3.2% 13.7% 600.6 652.0 8.6% MVNO Subscriber TELCO B2B (Unit: Thousands) 5,332 Leased Line, KORNET, VPN 5,201 5,124 4,994 Corp. 4,917 Global Data, Wholesale Broadband/Data Internet Exchange MVNO Corp. Corporate Telephony Telephony Corporate Intelligent 4Q20 1Q21 2Q21 3Q21 4Q21 Network 16

K-IFRS / Separate 4 KT – DIGICO B2B • DIGICO B2B revenue up +2.5% YoY driven by Cloud/IDC • Cloud/IDC revenue up +16.6% YoY with increased Digital Transformation demand (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY DIGICO B2B 517.1 538.9 518.6 -3.8% 0.3% 1,988.7 2,038.9 2.5% Enterprise DX 290.8 272.1 261.2 -4.0% -10.2% 1,070.8 1,067.3 -0.3% Cloud/IDC 99.7 121.4 117.2 -3.5% 17.6% 390.9 455.9 16.6% AI/New Biz 78.1 103.3 94.2 -8.7% 20.6% 350.4 347.1 -1.0% Real Estate 48.5 42.1 45.9 9.1% -5.2% 176.6 168.7 -4.5% DIGICO B2B Enterprise Messaging AICC, AI Robot Managed, Enterprise IoT Smart Mobility Enterprise DX Global ICT AI/ New Biz Smart Space solution ICT and etc. Blockchain, Energy, Video Security Cloud New Biz and etc. Cloud/IDC IDC Real Estate 17

K-IFRS / consolidated(each subsidiary) 5 Major subsidiaries • BC card revenue up +5.7% YoY with increased credit card transaction volume • Contents subsidiaries revenue up +20.4% YoY with growth of digital ads, T-commerce and others Major Subsidiaries (Unit: KRW bn) 4Q20 3Q21 4Q21 QoQ YoY 2020 2021 YoY BC card 856.4 888.1 945.2 6.4% 10.4% 3,386.4 3,579.6 5.7% Skylife 176.5 178.4 242.8 36.1% 37.6% 698.7 763.2 9.2% Contents 218.1 241.6 276.2 14.3% 26.7% 772.0 929.3 20.4% Subsidiaries KT Estate 77.2 111.3 336.0 201.9% 335.4% 364.4 576.7 58.3% ※ Contents Subsidiaries : Nasmedia(PlayD incl.), KT alpha, KT Studiogenie(Genie music, Storywiz, KT Seezn and others incl.) OP Contribution from subsidiaries (Unit: KRW bn) 277.5 124.7 123.3 89.2 83.5 85.6 78.2 47.7 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 18

1 2021 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 19

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21	2021
Operating revenue	**6,207.3**	**6,029.4**	**6,027.6**	**6,217.4**	**6,623.6**	**24,898.0**
Service revenue	**5,302.5**	**5,230.4**	**5,336.8**	**5,402.4**	**5,758.1**	**21,727.5**
Handset revenue	**904.7**	**799.1**	**690.9**	**815.0**	**865.5**	**3,170.5**
Operating expense	**6,045.5**	**5,585.2**	**5,551.8**	**5,835.0**	**6,254.1**	**23,226.2**
Service expense	**5,037.5**	**4,716.8**	**4,809.8**	**4,955.6**	**5,285.3**	**19,767.4**
Labor cost	1,053.8	1,024.2	1,025.5	1,090.0	1,076.1	4,215.8
General expense	2,440.5	2,320.7	2,380.9	2,447.7	2,601.2	9,750.6
Cost of svc provided	860.6	757.4	795.0	835.8	987.0	3,375.3
Selling expense	682.6	614.4	608.4	582.0	620.9	2,425.7
Cost of device sold	**1,008.1**	**868.5**	**741.9**	**879.4**	**968.8**	**3,458.7**
Operating income	**161.7**	**444.2**	**475.8**	**382.4**	**369.4**	**1,671.8**
N-OP income (loss)	**-178.0**	**24.0**	**46.8**	**97.9**	**137.9**	**306.6**
N-OP income	302.7	245.0	145.6	307.6	335.8	1,033.9
N-OP expense	502.2	226.7	126.8	273.8	216.1	843.4
Equity Method (G/L)	21.5	5.7	28.1	64.1	18.2	116.1
Income bf tax	**-16.3**	**468.2**	**522.7**	**480.3**	**507.2**	**1,978.4**
Income tax	-53.4	141.7	151.9	142.6	82.9	519.0
Net income	**37.2**	**326.5**	**370.8**	**337.7**	**424.4**	**1,459.4**
NI contribution to KT	67.7	302.6	338.8	310.9	404.6	1,356.9
EBITDA	**1,067.1**	**1,345.3**	**1,373.2**	**1,277.5**	**1,283.5**	**5,279.5**
EBITDA Margin	17.2%	22.3%	22.8%	20.5%	19.4%	21.2%

KT Separate	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21	2021
Operating revenue	**4,590.0**	**4,574.5**	**4,478.8**	**4,664.7**	**4,669.5**	**18,387.4**
Service revenue	**3,787.0**	**3,824.0**	**3,867.3**	**3,920.1**	**3,892.7**	**15,504.1**
Handset revenue	**803.0**	**750.4**	**611.5**	**744.6**	**776.8**	**2,883.4**
Operating expense	**4,476.1**	**4,208.5**	**4,127.6**	**4,405.6**	**4,577.5**	**17,319.2**
Service expense	**3,610.3**	**3,443.8**	**3,531.7**	**3,662.8**	**3,743.2**	**14,381.5**
Labor cost	548.1	569.0	567.1	629.3	542.7	2,308.1
General expense	1,761.4	1,644.8	1,714.9	1,763.9	1,863.6	6,987.0
Cost of svc provided	592.9	584.4	594.9	634.4	649.2	2,462.9
Selling expense	707.9	645.6	654.9	635.2	687.7	2,623.5
Cost of device sold	**865.7**	**764.7**	**595.9**	**742.8**	**834.3**	**2,937.6**
Operating income	**114.0**	**366.0**	**351.2**	**259.1**	**92.0**	**1,068.2**
N-OP income (loss)	**-182.5**	**86.3**	**50.2**	**50.2**	**66.4**	**253.1**
N-OP income	278.9	289.3	148.6	279.9	268.1	985.8
N-OP expense	461.4	203.0	98.4	229.7	201.7	732.8
Income bf tax	**- 68.5**	**452.2**	**401.4**	**309.3**	**158.3**	**1,321.3**
Income tax	- 83.0	117.9	104.6	80.6	27.8	330.8
Net income	**14.5**	**334.4**	**296.8**	**228.7**	**130.6**	**990.5**
EBITDA	**919.6**	**1,173.6**	**1,159.4**	**1,061.1**	**891.8**	**4,285.9**
EBITDA Margin	20.0%	25.7%	25.9%	22.7%	19.1%	23.3%

20

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21
Assets	**33,662.5**	**33,547.6**	**34,139.0**	**35,831.2**	**37,159.3**
Current assets	**11,154.2**	**11,567.1**	**11,695.3**	**11,897.4**	**11,858.4**
Cash & cash equi.	2,634.6	2,753.1	3,097.0	3,088.9	3,019.6
Trade & other rec	3,840.2	4,029.5	3,785.5	4,156.5	3,869.8
Inventories	534.6	591.9	474.1	406.6	514.1
Other current asset	4,144.7	4,192.6	4,338.8	4,245.3	4,454.8
- Prepaid_Contract cost	1,345.7	1,310.8	1,279.0	1,291.8	1,305.0
- Contract assets	392.3	415.8	441.5	482.8	510.6
Non-current assets	**22,508.4**	**21,980.5**	**22,443.6**	**23,933.8**	**25,301.0**
Trade & other rec	1,128.5	945.3	958.5	814.3	809.4
Tangible assets	14,206.1	13,877.4	13,627.3	13,720.8	14,464.9
Other current assets	7,173.7	7,157.8	7,857.8	9,398.7	10,026.7
- Prepaid_Contract cost	458.2	448.2	447.7	472.4	496.3
- Contract assets	194.2	209.4	219.5	230.8	234.5
Liabilities	**18,111.1**	**18,209.7**	**18,475.2**	**19,733.7**	**20,592.1**
Current liabilities	**9,192.5**	**9,271.5**	**8,325.7**	**9,381.3**	**10,072.4**
Trade & other payables	6,210.1	5,969.6	5,741.7	6,155.8	6,641.4
Short-term borrowings	1,418.1	1,449.0	945.9	1,588.2	1,731.4
Others	1,564.3	1,853.0	1,638.1	1,637.3	1,699.6
- Contract liabilities	327.1	321.2	288.5	270.4	274.6
Non-current liabilities	**8,918.6**	**8,938.2**	**10,149.5**	**10,352.4**	**10,519.7**
Trade & other payables	807.5	690.4	1,178.9	1,082.7	1,338.8
Long-term borrowings	5,898.2	6,275.7	6,809.8	6,807.9	6,706.3
Others	2,212.9	1,972.1	2,160.8	2,461.8	2,474.7
- Contract liabilities	57.1	50.0	43.9	43.7	49.1
Equity	**15,551.4**	**15,337.9**	**15,663.8**	**16,097.5**	**16,567.2**
Retained earnings	12,155.4	12,113.9	12,506.1	12,821.7	13,287.4

KT Separate	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21
Assets	**28,027.9**	**27,693.7**	**28,203.4**	**28,607.5**	**29,362.4**
Current assets	**7,155.7**	**7,287.3**	**7,254.5**	**7,533.0**	**7,167.0**
Cash & cash equi.	1,541.2	1,564.4	1,926.7	1,829.5	1,708.7
Trade & other rec	3,127.0	3,353.6	3,069.8	3,430.9	3,092.4
Inventories	353.3	349.8	262.2	186.6	289.3
Other current asset	2,134.2	2,019.6	1,995.9	2,086.1	2,076.6
- Prepaid_Contract cost	1,406.9	1,372.7	1,347.9	1,360.9	1,381.5
- Contract assets	343.4	360.6	390.2	428.3	450.3
Non-current assets	**20,872.2**	**20,406.4**	**20,948.9**	**21,074.5**	**22,195.3**
Trade & other rec	1,080.3	898.9	906.8	760.2	750.8
Tangible assets	11,999.7	11,725.9	11,511.7	11,463.6	12,021.1
Other current assets	7,792.2	7,781.6	8,530.4	8,850.7	9,423.4
- Prepaid_Contract cost	454.8	441.5	442.5	461.7	486.2
- Contract assets	118.8	134.7	149.7	163.8	169.4
Liabilities	**14,824.4**	**14,681.3**	**14,877.6**	**15,016.2**	**15,497.5**
Current liabilities	**6,608.0**	**6,563.9**	**5,767.9**	**6,419.4**	**6,968.7**
Trade & other payables	4,568.4	4,409.4	3,987.6	4,240.0	4,792.1
Short-term borrowings	1,228.8	1,204.5	823.8	1,196.0	1,338.2
Others	810.8	950.0	956.4	983.4	838.4
- Contract liabilities	316.8	316.0	295.3	281.7	286.4
Non-current liabilities	**8,216.4**	**8,117.4**	**9,109.7**	**8,596.8**	**8,528.8**
Trade & other payables	1,512.9	1,206.2	1,874.9	1,731.6	1,958.0
Long-term borrowings	5,717.0	5,973.1	6,265.5	5,947.2	5,611.4
Others	986.5	938.1	969.3	918.1	959.4
- Contract liabilities	54.6	50.0	44.2	44.0	47.9
Equity	**13,203.5**	**13,012.4**	**13,325.8**	**13,591.3**	**13,864.9**
Retained earnings	11,233.7	11,221.4	11,517.5	11,746.6	11,934.5

21

K-IFRS / Separate

3 Subscribers

Wireless	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	22,305	22,427	22,621	22,735	22,799	0.3%	2.2%
Net additions	-28	122	194	114	64	-43.9%	N/A
Gross additions	999	1,165	1,041	986	1,064	7.9%	6.5%
Deactivation[2]	1,026	1,043	847	871	1,000	14.8%	-2.6%
Churn rate	1.5%	1.6%	1.3%	1.3%	1.5%	0.2%p	0.0%p
LTE	16,174	15,739	15,504	15,161	14,662	-3.3%	-9.3%
5G	3,619	4,404	5,014	5,617	6,378	13.5%	76.2%
LTE+5G Penetration rate	88.7%	89.8%	90.7%	91.4%	92.3%	0.9%p	3.6%p
ARPU (KRW)[3] New biz. classification	31,109	31,151	31,429	31,815	31,825	0.0%	2.3%
Old biz. classification	31,946	32,003	32,342	32,476	32,356	-0.4%	1.3%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE, 5G, IoT included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter

Fixed Line/IPTV	4Q 20	1Q 21	2Q 21	3Q 21	4Q 21	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	13,582	13,460	13,329	13,218	13,096	-0.9%	-3.6%
PSTN	10,449	10,311	10,169	10,037	9,905	-1.3%	-5.2%
VoIP	3,133	3,149	3,159	3,180	3,191	0.3%	1.8%
Broadband	9,171	9,276	9,359	9,432	9,455	0.2%	3.1%
IPTV (OTV+OTS)	8,763	8,893	9,021	9,122	9,143	0.2%	4.3%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 8,141,601 in 1H 2021 (6 month average)

22